UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)*

Greenbrook TMS Inc.
(Name of Issuer)

Common Shares
(Title of Class of Securities)

393704309
(CUSIP Number)

Masters Special Situations, LLC 3060 Peachtree Road, NW, Suite 1425 Atlanta, Georgia 30305 Telephone- (404) 364-2021
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 26, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	393704309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MSS GB SPV LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

899,997

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

899,997

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

899,997

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.97%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	393704309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Masters Special Situations, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

899,997

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

899,997

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

899,997

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.97%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	393704309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MSS GB SPV LP

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

899,997

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

899,997

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

899,997

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.97%

14.	TYPE OF REPORTING PERSON

PN

CUSIP No.	393704309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

MSS GB SPV GP, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

899,997

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

899,997

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
899,997

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.97%

14.	TYPE OF REPORTING PERSON

OO

CUSIP No.	393704309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Masters Capital Management, LLC

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Georgia

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

3,427,272

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

3,427,272

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON

3,427,272

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

7.52%

14.	TYPE OF REPORTING PERSON

IA, OO

CUSIP No.	393704309

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Michael Masters

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
	(a)	[_]
	(b)	[x]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

AF, WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

4,327,269

9.	SOLE DISPOSITIVE POWER

0

10.	SHARES DISPOSITIVE POWER	[_]

4,327,269

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
PERSON
4,327,269

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.49%

14.	TYPE OF REPORTING PERSON

IN, HC

CUSIP No.	393704309

Item 1.	Security and Issuer.

This statement on Schedule 13D (the “Schedule 13D”) relates to the Common Shares of Greenbrook TMS Inc., an Ontario corporation with its principal executive offices located at 890 Yonge Street, 7th Floor, Toronto, Ontario, Canada M4W 3P4 (the “Issuer”).

Item 2.	Identity and Background.

(a)-(c), (f)

This Schedule 13D amendment is being filed jointly by (i) Masters Special Situations, LLC, a Georgia limited liability company, (ii) MSS GB SPV LP, a Delaware limited partnership, (iii) MSS GB SPV GP, LLC, a Delaware limited liability company, (iv) Masters Capital Management, LLC, a Georgia limited liability company and (v) Michael Masters, a United States citizen (collectively, the “Reporting Persons”).

The principal business address of the Reporting Persons is 3060 Peachtree Road, NW, Suite 1425, Atlanta, Georgia 30305.

Michael Masters is the controlling founder of Masters Special Situations, LLC and Masters Capital Management, LLC, each an investment management firm that serves as the investment manager to certain private funds, including MSS GB SPV LP. MSS GB SPV GP, LLC serves as the general partner of MSS GB SPV LP.

(d)	None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e)

None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The funds for the purchase of the Common Shares beneficially owned by the Reporting Persons came from the working capital of MSS GB SPV LP and the private funds managed by Masters Capital Management, LLC.

No borrowed funds were used to purchase the Shares, other than any borrowed funds used for working capital purposes (including certain leverage arrangements) in the ordinary course of business.

Item 4.	Purpose of Transaction.

The Common Shares held by the Reporting Persons were acquired for investment purposes in the ordinary course of the Reporting Persons’ investment activities.

Except as otherwise set forth herein, the Reporting Persons do not have any present plans or proposals which would relate to, or result in, the matters set forth in subparagraphs (a) – (j) of Item 4 of Schedule 13D.

The Reporting Persons reserve the right, at a later date, to effect one or more of such changes or transactions in the number of Shares they may be deemed to beneficially own.

Item 5.	Interest in Securities of the Issuer.

(a)-(c)

As of the date hereof, (i) Michael Masters may be deemed to be the beneficial owner of 4,327,269 Common Shares or 9.49% of the Common Shares of the Issuer, (ii) Masters Capital Management, LLC may be deemed to be the beneficial owner of 3,427,272 Common Shares or 7.52% of the Common Shares of the Issuer, and (iii) each of MSS GB SPV LP, MSS GB SPV GP, LLC and Masters Special Situations, LLC may be deemed to be the beneficial owner of 899,997 Common Shares or 1.97% of the Common Shares of the Issuer, in each case based upon 45,602,260 Common Shares outstanding as of February 26, 2024 according to the Issuer.

Michael Masters has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 4,327,269 Common Shares.

Masters Capital Management, LLC has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 3,427,272 Common Shares.

Each of MSS GB SPV LP, MSS GB SPV GP, LLC and Masters Special Situations, LLC has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 899,997 Common Shares.

Michael Masters has the sole power to dispose or direct the disposition of 0 shares of Common Shares and the shared power to dispose or direct the disposition of 4,327,269 Common Shares

Masters Capital Management, LLC has the sole power to dispose or direct the disposition of 0 shares of Common Shares and the shared power to dispose or direct the disposition of 3,427,272 Common Shares.

Each of MSS GB SPV LP, MSS GB SPV GP, LLC and Masters Special Situations, LLC has the sole power to dispose or direct the disposition of 0 shares of Common Shares and the shared power to dispose or direct the disposition of 899,997 Common Shares.

There have been no transactions by the Reporting Persons in the Common Shares during the past sixty days.

The aforementioned Common Shares were acquired for investment purposes. The Reporting Persons may acquire additional securities of the Issuer, dispose of all or some of these securities from time to time, in each case in open market or private transactions, block sales or purchases or otherwise, or may continue to hold the Common Shares.

The Reporting Persons specifically disclaim beneficial ownership in the Common Shares reported herein except to the extent of their pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

This Item is not applicable.

Item 7.	Material to be Filed as Exhibits.

An agreement relating to the filing of a joint statement as required by Rule 13d-1(f) under the Securities Exchange Act of 1934 is filed herewith as Exhibit A.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 28, 2024
(Date)

MASTERS SPECIAL SITUATIONS, LLC

By: /s/ Michael Masters

        Michael Masters, Authorized Signatory

MSS GB SPV LP

By: MSS GB SPV GP, LLC

By: Masters Special Situations, LLC

By: /s/ Michael Masters

        Michael Masters, Authorized Signatory

MSS GB SPV GP, LLC

By: Masters Special Situations, LLC

By: /s/ Michael Masters

        Michael Masters, Authorized Signatory

MASTERS CAPITAL MANAGEMENT, LLC

By: /s/ Michael Masters

   Michael Masters, Managing Member

MICHAEL MASTERS

        /s/ Michael Masters

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

Exhibit A

AGREEMENT

The undersigned agree that this Amendment No. 3 to Schedule 13D, dated February 28, 2024, relating to the Common Shares of Greenbrook TMS Inc. shall be filed on behalf of the undersigned.

February 28, 2024
(Date)

Masters SPECIAL SITUATIONS, LLC

By: /s/ Michael Masters

       Michael Masters, Authorized Signatory

MSS GB SPV LP

By: MSS GB SPV GP, LLC

By: Masters Special Situations, LLC

By: /s/ Michael Masters

       Michael Masters, Authorized Signatory

MSS GB SPV GP, LLC

By: Masters Special Situations, LLC

By: /s/ Michael Masters

       Michael Masters, Authorized Signatory

Masters CAPITAL MANAGEMENT, LLC

By: /s/ Michael Masters

       Michael Masters, Managing Member

MICHAEL MASTERS

       /s/ Michael Masters